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SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Subject Company (Issuer))

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Filing Persons (Offeror))

Zero Coupon Convertible Debentures due 2021
(Title of Class of Securities)

902118 AW 8 and 902118 AV 0
(CUSIP Numbers of Class of Securities)

William B. Lytton, Esq.
c/o Tyco International (U.S.) Inc.
One Tyco Park
Exeter, New Hampshire 03833
(603) 778-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Steven R. Finley, Esq.
Sean P. Griffiths, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
(212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,850,809,508.00	$170,274.47

*
Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Debentures due 2021, as described herein, is $764.15 per $1,000 principal amount at maturity outstanding. As of January 13, 2003, there was approximately $2,422,050,000.00 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $1,850,809,508.00.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $92 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$170,274.47.	Filing Party:	Tyco International Ltd. Tyco International Group S.A.
Form or Registration No.:	Schedule TO (File Nos. 5-40210 and 5-77893).	Date Filed:	January 14, 2003.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

        Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

        Tyco International Ltd., a company organized under the laws of Bermuda ("Tyco"), and Tyco International Group S.A., a company organized under the laws of Luxembourg and a wholly owned subsidiary of Tyco (the "Company"), hereby amend and supplement their Tender Offer Statement on Schedule TO-I originally filed on January 14, 2003 (the "Schedule TO-I"), with respect to their offer to purchase the Zero Coupon Convertible Debentures due 2021 issued by the Company on February 12, 2001 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated January 14, 2003 (the "Company Notice"), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(2) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option"). The Securities were issued pursuant to an Indenture, dated February 12, 2001, by and among the Company, Tyco and U.S. Bank, N.A. (formerly, State Street Bank and Trust Company), as Trustee ("Trustee"), as amended by Supplemental Indenture No. 1, dated January 10, 2003, by and among the Company, Tyco and Trustee (the "Indenture").

Item 11. Additional Information

        Item 11 of the Schedule TO-I is hereby amended and supplemented to include the following information:

          (i)    On February 13, 2003, Tyco and the Company issued the press release filed as Exhibit (a)(5)(C), which is incorporated herein by reference.

Item 12. Exhibits

        Item 12 of the Schedule TO-I is hereby amended and supplemented to include the following exhibit:

(a)(5)(C)	Press release issued by Tyco International Ltd. and Tyco International Group S.A. on February 13, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO-I is true, complete and correct.

TYCO INTERNATIONAL LTD.
By:	/s/ DAVID J. FITZPATRICK Name: David J. FitzPatrick Title: Executive Vice President and Chief Financial Officer
TYCO INTERNATIONAL GROUP S.A.
By:	/s/ MICHELANGELO STEFANI Name: Michelangelo Stefani Title: Managing Director

Dated: February 13, 2003

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Company Notice to Holders of Tyco International Group S.A. Zero Coupon Convertible Debentures due 2021, dated January 14, 2003.*
(a)(1)(B)	Form of Purchase Notice.*
(a)(1)(C)	Form of Notice of Withdrawal.*
(a)(1)(D)	Substitute Form W-9.*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(5)(A)
Press Release issued by Tyco International Ltd. and Tyco International Group S.A., incorporated by reference to the Tender Offer Statement on Schedule TO-C, as filed with the Securities and Exchange Commission on January 9, 2003.
(a)(5)(B)	Press Release issued by Tyco International Ltd. and Tyco International Group S.A. on January 14, 2003.*
(a)(5)(C)	Press Release issued by Tyco International Ltd. and Tyco International Group S.A. on February 13, 2003.
(b)	Not applicable.
(d)(1)
Indenture, dated February 12, 2001, by and among Tyco International Group S.A., Tyco International Ltd. and State Street Bank and Trust Company, incorporated by reference to Exhibit 4.2 to Tyco's Registration Statement on Form S-3 (File Nos. 333-57180 and 333- 57180-01), as filed with the Securities and Exchange Commission on March 16, 2001.
(d)(2)	Supplemental Indenture No. 1, dated January 10, 2003, by and among Tyco International Group S.A., Tyco International Ltd. and U.S. Bank, N.A. (formerly, State Street Bank and Trust Company).*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed as an exhibit to the Schedule TO-I filed on January 14, 2003.

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INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX